Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table provides our consolidated ratios of earnings to fixed charges (in thousands except ratios):

	Three months ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense (1)	$3,913	$15,776	$15,304	$12,233	$1,141
Amortized premiums, discounts and capitalized expenses related to indebtedness (2)	342	1,345	1,291	937	300
Estimate of the interest within rental expense (3)	3,825	17,354	18,396	15,957	17,128
Total Fixed Charges	$8,080	$34,475	$34,991	$29,127	$18,569
Earnings:
Pre-tax income from continuing operations before income or loss from equity investees (4)	$32,479	$154,954	$215,502	$202,451	$178,508
Fixed Charges	8,080	34,475	34,991	29,127	18,569
Distributed income of equity investees (4)	—	—	—	—	—
Total Earnings	$40,559	$189,429	$250,493	$231,578	$197,077
Ratio of Earnings to Fixed Charges	5.0	5.5	7.2	8.0	10.6

(1) Interest expense consists of interest on indebtedness.
(2) Represents the amortization of financing costs incurred in connection with the Company's credit agreement and our 7.25% senior unsecured notes.
(3) The proportion of rental expense deemed to be representative of the interest factor is one third.
(4) Equity investees are investments accounted for using the equity method of accounting.